EXHIBIT 12
CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS (BEFORE
FIXED CHARGES) TO COMBINED FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS
(In thousands, except ratios)
(Unaudited)
Computation of ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends:

	Three Months
	Ended	Year Ended December 31,
	March 31, 2008	2007	2006	2005	2004	2003

Fixed charges	$71,493	$275,648	$235,521	$106,909	$44,939	$58,924
Preferred stock dividends	5,064	20,256	20,256	20,256	20,259	20,273

Combined fixed charges and preferred stock dividends	$76,557	$295,904	$255,777	$127,165	$65,198	$79,197

Fixed charges	$71,493	$275,648	$235,521	$106,909	$44,939	$58,924
Income from continuing operations	30,147	24,713	3,843	17,195	39,869	58,666

	$101,640	$300,361	$239,364	$124,104	$84,808	$117,590

Ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends	1.33:1	1.02:1			1.30:1	1.48:1

Deficiency of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends			$16,413	$3,061